March 15, 2016

Anu Dubey Senior Counsel Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Susa Registered Fund, L.L.C. Preliminary Proxy Statement on Schedule 14A File No: 811-22924

Dear Ms. Dubey,

Set forth below are the responses of Susa Registered Fund, L.L.C. (the "Fund") to comments received from the Staff of the Securities and Exchange Commission (the "Staff") in a telephone conversation on March 8, 2016 in connection with the Fund's Preliminary Proxy Statement on Schedule 14A, including a notice of meeting, proxy statement and proxy card (collectively, the "Proxy Statement"), filed on behalf of the Fund, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended.

The Staff's comments appear in italicized text below. The Fund's response follows the Staff's comments. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Proxy Statement. Revisions to the Proxy Statement made pursuant to the Staff's comments have been incorporated into the Fund's Definitive Proxy Statement on Schedule 14A, which is expected to be filed on or around March 17, 2016.

1. Please conform the statement at the bottom of page iv regarding Members' ability to view copies of the Fund's most recent reports to the language set forth in Item 1(b)(3) of Form N-1A.

The Fund will revise the statement to clarify that a duplicating fee is required in the case of electronic requests via e-mail.

2.  Please add in the "Description of the Plan" section on page 5 the statement required by Item 12(b)(2) of Form N-1A that the fees payable under the rule 12b-1 plan may increase the cost of a Member's investment in the Fund.
The requested statement has been added.

3.  Please revise the heading of the pro forma section of the fee table so that the heading states "Pro Forma Fees and Expenses of Investor Class Interests."
The requested revision has been made.

4. Please revise the expense examples so that they take into account the effect of the Incentive Allocation, assuming a 5% annual return.

The requested revision has been made.

In connection with this filing, and as requested by the Staff, the Fund agrees that:

●
should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Fund may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that the foregoing responses, together with changes being made in the Proxy Statement, are fully responsive to all of the Staff’s comments.

If you have any questions regarding this response or require further information, please call me at (212) 756-2149. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Pamela Chen Pamela Chen

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